Expense Limitation Agreement

August 28, 2012

To:

Compass EMP Funds Trust

450 Wireless Boulevard

Hauppauge, NY  11788

Dear Board Members:

You have engaged us to act as the sole investment adviser to the Compass EMP Funds Trust (the “Trust”), pursuant to a Management Agreement dated as of August 28, 2012 for the series of the Trust listed in Appendix A attached hereto (each a “Fund”).

Effective from the longer of one year following the effective date of each Fund’s registration statement or until October 31, 2013, we agree to waive management fees and/or reimburse each Fund for expenses the Fund incurs, but only to the extent necessary to maintain the Fund's total annual operating expenses after fee waivers and/or reimbursement (exclusive of any taxes, interest, brokerage commissions, acquired fund fees and expenses, 12b-1 distribution and/or servicing fees and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs) at the levels set forth in Appendix A attached hereto.

Additionally, this Expense Limitation Agreement shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Trust and by Compass Efficient Model Portfolios, LLC.  Furthermore, this Expense Limitation Agreement may not be terminated by Compass Efficient Model Portfolios, LLC, but may be terminated by the Fund’s Board of Trustees, on written notice, not to exceed 60 days, to Compass Efficient Model Portfolios, LLC.  This Expense Limitation Agreement will automatically terminate, with respect to a Fund listed in Appendix A if the Management Agreement for the Fund is terminated with such termination effective upon the effective date of the Management Agreement’s termination for the Fund (except that Compass Efficient Model Portfolios, LLC shall maintain its right to repayment if the termination of Management Agreement is caused by a change in control of Compass Efficient Model Portfolios, LLC).  This Expense Limitation Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

Any waiver or reimbursement by us is subject to repayment by the respective Fund within the three fiscal years following the fiscal year in which the expenses occurred (provided Compass Efficient Model Portfolios, LLC continues to serve as investment adviser to the respective Fund), if the Fund is able to make the repayment without exceeding its current expense limitations and the repayment is approved by the Board of Trustees.

712951.3

Expense Limitation Agreement

Yours Very Truly,

COMPASS EFFICIENT MODEL PORTFOLIOS, LLC

By: /s/ Stephen M. Hammers

Print Name: Stephen M. Hammers

Title: Managing Partner

Date: August 28, 2012

ACCEPTANCE:

The foregoing Agreement is hereby accepted.

COMPASS EMP FUNDS TRUST

By: /s/ Stephen M. Hammers

Print Name: Stephen M. Hammers

Title: President

Date: August 28, 2012

Expense Limitation Agreement

Appendix A

Fund	Percentage of Average Daily Net Assets
Compass EMP U.S. Large Cap 500 Volatility Weighted Fund	0.95%
Compass EMP U.S. Small Cap 500 Volatility Weighted Fund	1.00%
Compass EMP International 500 Volatility Weighted Fund	1.15%
Compass EMP Emerging Market 500 Volatility Weighted Fund	1.20%
Compass EMP REIT Hedged Volatility Weighted Fund	1.15%
Compass EMP U.S. Equity Hedged Volatility Weighted Fund	1.35%
Compass EMP U.S. Equity Long/Short Fund	1.35%
Compass EMP International Equity Hedged Volatility Weighted Fund	1.40%
Compass EMP International Equity Long/Short Fund	1.35%
Compass EMP Commodity Long/Short Strategies Fund	1.35%
Compass EMP Commodity Strategies Volatility Weighted Fund	1.15%
Compass EMP Managed Futures Strategy Fund	1.35%
Compass EMP U.S. Hedged Bond Fund	0.95%
Compass EMP International Hedged Bond Fund	0.95%
Compass EMP U.S. Enhanced Bond Fund	0.60%
Compass EMP International Enhanced Bond Fund	0.70%
Compass EMP Ultra Short-Term Fixed Income Fund	0.70%